FY2007 Semi-Annual Unconsolidated Financial Results

(April 1, 2006 through September 30, 2006)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

English translation from the original Japanese-language document

November 7, 2006

Company name	: Toyota Motor Corporation

Stock Exchanges on which the shares are listed	: Tokyo, Nagoya, Osaka, Fukuoka and Sapporo Stock Exchanges in Japan

Code number	: 7203

Location of the head office	: Aichi Prefecture

URL	: http://www.toyota.co.jp

Representative	: Katsuaki Watanabe, President

Contact person	: Takuo Sasaki, General Manager, Accounting Division Tel. (0565) 28-2121

Date of the meeting of the Board of Directors for FY2007 semi-annual financial results	: November 7, 2006

Provision for interim cash dividends	: Provision exists.

Payment date of interim cash dividends	: November 27, 2006

Number of shares in unit share system	: 100 shares

1. Results of FY2007 Semi-Annual (April 1, 2006 through September 30, 2006)

(1) Unconsolidated financial results

			(Amounts less than one million yen are omitted)
	Net sales		Operating income		Ordinary income
	Million yen	%	Million yen	%	Million yen	%
FY2007 semi-annual	5,470,326	<17.3>	571,015	<91.8>	778,277	<86.8>
FY2006 semi-annual	4,664,015	<4.6>	297,657	<-24.1>	416,610	<-5.8>

FY2006	10,191,838		847,998		1,104,781

	Net income		Net income per share
	Million yen	%	Yen
FY2007 semi-annual	525,851	<85.4>	163.29
FY2006 semi-annual	283,675	<7.6>	87.08

FY2006	765,961		235.20

Note 1: Average number of shares issued and outstanding in each period:	FY2007 semi-annual	3,220,247,797 shares
	FY2006 semi-annual	3,257,622,639 shares
	FY2006	3,253,450,041 shares
Note 2: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

FY2007 Semi-Annual Unconsolidated Financial Results

(April 1, 2006 through September 30, 2006)—(Continued)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

English translation from the original Japanese-language document

(2) Cash dividends

	Interim cash dividends per share	Annual cash dividends per share
	Yen	Yen
FY2007 semi-annual	50.00
FY2006 semi-annual	35.00
FY2006		90.00

(3) Unconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Million yen	Million yen	%	Yen
FY2007 semi-annual	9,872,085	6,844,262	69.3	2,128.05
FY2006 semi-annual	9,184,453	6,269,166	68.3	1,927.37

FY2006	9,909,010	6,686,895	67.5	2,062.51

Note 1: Number of shares issued and outstanding at the end of each period:	FY2007 semi-annual	3,216,207,250 shares
	FY2006 semi-annual	3,252,699,944 shares
	FY2006	3,241,757,467 shares
Note 2: Number of shares of treasury stock at the end of each period:	FY2007 semi-annual	393,790,242 shares
	FY2006 semi-annual	357,297,548 shares
	FY2006	368,240,025 shares

Note 3:  Amounts of Net assets, Equity ratio and Net assets per share of FY2006 semi-annual and FY2006 are those formerly recorded as Shareholders’ equity, Ratio of shareholders’ equity and Shareholders’ equity per share, respectively.

2. Unconsolidated estimate of results of FY2007 (April 1, 2006 through March 31, 2007)

	Net sales	Operating income	Ordinary income	Net income
	Million yen	Million yen	Million yen	Million yen
FY2007	11,400,000	1,130,000	1,520,000	1,030,000

Reference: Forecast of net income per share (FY2007): 320.25 Yen

FY2007 Semi-Annual Unconsolidated Financial Results

(April 1, 2006 through September 30, 2006)—(Continued)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota’s ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.